[Letterhead of WatchGuard Technologies, Inc.]

March 8, 2006

VIA FACSIMILE (202) 772-9210 AND EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WatchGuard Technologies, Inc., Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005; Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005; Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005 and November 3, 2005; (File No. 000-26819)

Dear Ms. Collins:

This letter sets forth the response of WatchGuard Technologies, Inc., a Delaware corporation (the “Company”), to the comments set forth in the Staff’s letter dated February 17, 2006 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2005 (the “Form 10-K”), the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed with the Commission on November 9, 2005 (the “Form 10-Q”) and the Company’s current reports on Form 8-K filed with the Commission on August 3, 2005 (the “August Form 8-K”) and November 3, 2005 (the “November Form 8-K” and together with the August Form 8-K, the “Form 8-Ks”). For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Forms 8-K filed on August 3, 2005 and November 3, 2005

Comment No. 1

We note your responses to our prior comments 2, 3 and 4 and we reissue the comments. Revise to include the information required by Item 10(e)(1)(i)(B) of Regulation S-K for each line item in your

March 8, 2006

non-GAAP presentation that has been adjusted. In this regard, provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each item presented that differs from the corresponding amount derived under GAAP. In addition, revise your disclosures in the press release to eliminate all references to “pro forma” net income, “pro forma” results, “pro forma” earnings and “pro forma” earnings per share. Finally, revise to include the information required by 10(e)(1)(i)(C) and (D) for each non-GAAP measure presented as opposed to providing this information for the excluded items only.

Response to Comment No. 1

In future filings, we will substantially condense our presentation of non-GAAP financial information, providing only non-GAAP net income (loss) (including on a per share basis). After further consideration, we no longer intend to provide additional line item detail, such as cost of revenues, sales and marketing and research and development, etc. in our future earnings releases. We had previously expanded our disclosure due to a misunderstanding regarding the Staff’s position in earlier comment letters.

In future filings, we will include all information required by Item 10(e)(1)(i)(B) of Regulation S-K for each of the each non-GAAP line measure we continue to present. Attached for your reference as Exhibit A (using financial information from the third quarter of 2005 solely for illustrative purposes) is a sample of our proposed form of disclosure for this information. We will present our non-GAAP information in this format beginning with our earnings release for the fourth quarter of 2005, which is scheduled for Monday, March 13, 2006.

We will ensure in future filings that we eliminate all references to “pro forma” net income, “pro forma” results, “pro forma” earnings and “pro forma” earnings per share.

We will also ensure in future filings that we include the information required by 10(e)(1)(i)(C) and (D) for each of the non-GAAP measures we present as opposed to providing this information for the excluded items only.

The foregoing changes are all reflected on the sample proposed disclosure attached to this letter as Exhibit A. If acceptable to the Staff, we propose to make these changes for future filings only, because the past press releases, filed as exhibits to our 8-Ks dated August 3, 2005 and November 3, 2005 are now stale and are not likely to be reviewed or considered by our investors. If, however, the Staff so desires, we will amend these 8-Ks to make the applicable changes to the past press releases as well.

March 8, 2006

Comment No. 2(a)

We note your response to our prior comment no. 5. Please address the following:

With respect to your response to prior comment no. 5(i), tell us how, for instance, management uses non-GAAP research and development expense in evaluating financial performance for executive and management compensation. Similarly, tell us how non-GAAP sales and marketing expense was used. Tell us what consideration you gave to providing specific disclosures addressing this point for each non-GAAP financial measure presented.

Response to Comment No. 2(a)

As described in Response to Comment No. 1, in future filings we will no longer provide non-GAAP measures for sales and marketing expense or research and development expense.

Comment No. 2(b)

In your response to prior comment no. 5(ii) above, we note your statement that “Neither stock-based compensation, amortization of acquired intangible assets nor restructuring charges impact measurement of current operating performance as viewed by management and certain of the Company’s investors, as none of these categories of expense has a current or future effect on the use of cash, nor do they have use with regards to the generation of current or future revenues.” We further note that your intangible asset balance consists entirely of acquired technology. Tell us why you believe that amortization of acquired technology is not meaningful to the generation of current or future revenues. If it intangibles are not generating future revenues, tell us how you concluded that your intangible assets were not impaired at each balance sheet date.

Response to Comment No. 2(b)

Upon reflection, we believe the statement referenced above was imprecise in grouping stock-based compensation, amortization of intangible assets and restructuring charges together and thereby stating that amortization of acquired intangible assets (as opposed to stock-based compensation and restructuring charges) has no effect on the generation of revenue. We do believe that amortization of acquired technology is meaningful to the generation of revenue, although stock-based compensation and restructuring charges are not. Amortization of acquired technology does not, however, impact measurement of current operating performance as viewed by management and certain of the Company’s investors as it does not have a current or future effect on the use of cash. In our previous letter, Response to Comment No. 1, we described in detail how we concluded that our intangible assets were not impaired at each balance sheet date.

March 8, 2006

Comment No. 2(c)

We note your statement in response to our prior comment no. 5(iii) that while ‘non-GAAP financial measures are often used to measure the Company’s operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.’ It is not clear how this point was considered for each non-GAAP financial measure presented or how it was addressed in the Company’s proposed disclosure included in Exhibit A to the response letter.

Response to Comment No. 2(c)

As discussed above, we intend to eliminate all non-GAAP measures except for Net Income (Loss). Consideration of this point with respect to our net income (loss) is described in our proposed revised disclosure, which is attached as Exhibit A.

Comment No. 2(d)

We note your statement in response to our prior comment no. 5(iv) that you provide a detailed description of method used in arriving at the non-GAAP measure and that you reconcile the use of each non-GAAP financial measure with its most directly comparable GAAP financial measure, whenever it uses such a measure. To date, you have not presented such reconciliation for each non-GAAP financial measure presented. Please advise.

Response to Comment No. 2(d)

As discussed above, we intend to eliminate all non-GAAP measures except for Net Income (Loss). We will present a reconciliation for this non-GAAP measure, a sample of which is attached as Exhibit A.

Comment No. 2(e)

We note your statement in response to our prior comment no. 5(v) that you provide the non-GAAP financial measures to ‘allow investors an opportunity to see the Company as viewed by management and to assess the Company with the same tools that management utilizes.’ As above, it is not clear how each non-GAAP financial measure is utilized by management or how the presentation of each non-GAAP financial measure is useful to investors.

March 8, 2006

Response to Comment No. 2(e)

As discussed above, we intend to eliminate all non-GAAP measures except for Net Income (Loss). As reflected on the proposed disclosure attached as Exhibit A, we will describe how this non-GAAP financial measure is utilized by management and useful to investors.

Comment No. 2(f)

It appears, your stated reason for providing the non-GAAP financial measures is similar to the stated objective of the disclosure requirements for Management’s Discussion and Analysis (see paragraph I.B. of SEC Release 33-8350). Tell us why you believe that presentation of a non-GAAP income statement is necessary in addition to your MD&A disclosures. Alternately, tell us what consideration you gave to including additional information in MD&A to ‘allow investors an opportunity to see the Company as viewed by management.’

Response to Comment No. 2(f)

As discussed above, we do not believe that presentation of a full non-GAAP income statement is necessary in addition to our MD&A disclosures and we intend to eliminate all non-GAAP measures except for Net Income (Loss).

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 521-8340.

Respectfully submitted,

/s/ Edward J. Borey

Edward J. Borey

cc:	Bradley E. Sparks, WatchGuard Technologies, Inc.
Michael C. Piraino, WatchGuard Technologies, Inc.

EXHIBIT A

WATCHGUARD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data and percentages)

unaudited

	Three Months Ended			Nine Months Ended
	September 30, 2005	June 30, 2005	September 30, 2004 (1)	September 30, 2005	September 30, 2004 (1)
Revenues:
Product	$11,622	$12,878	$13,393	$33,631	$42,494
Service	7,427	7,445	7,381	22,356	21,012

Total revenues	19,049	20,323	20,774	55,987	63,506

Cost of revenues:
Product (2)	4,746	5,265	6,379	14,094	19,342
Service (2)	1,384	1,457	1,390	4,312	4,165

Total cost of revenues	6,130	6,722	7,769	18,406	23,507

Gross margin	12,919	13,601	13,005	37,581	39,999

Gross margin percent	67.8%	66.9%	62.6%	67.1%	63.0%
Operating expenses:
Sales and marketing (2)	6,274	7,607	7,740	21,827	24,439
Research and development (2)	4,626	4,821	4,402	13,890	13,660
General and administrative (2)	3,350	3,368	2,056	9,474	6,390
Amortization of other intangible assets	243	243	243	730	730
Restructuring charges	—	—	400	—	400

Total operating expenses	14,493	16,039	14,841	45,921	45,619

Operating loss	(1,574)	(2,438)	(1,836)	(8,340)	(5,620)
Interest and other income, net	573	488	310	1,513	863

Loss before income taxes	(1,001)	(1,950)	(1,526)	(6,827)	(4,757)
Provision for income taxes	23	29	23	94	66

Net loss	$(1,024)	$(1,979)	$(1,549)	$(6,921)	$(4,823)

Basic and diluted net loss per share	$(0.03)	$(0.06)	$(0.05)	$(0.20)	$(0.14)

Shares used in calculation of basic and diluted net loss per share	33,986	33,792	33,575	33,836	33,430

___________
(1) Operating results for the three months and nine months ended September 30, 2004 have been restated to correct certain accounting errors as described in our 2004 annual report on Form 10-K.
(2) Includes stock-based compensation as follows:

Cost of revenues:
Product	$6	$10	$—	$16	$—
Service	26	52	—	78	—
Sales and marketing	172	252	—	424	4
Research and development	234	415	(1)	649	9
General and administrative	310	238	1	548	5

Total	$748	$967	$—	$1,715	$18

WATCHGUARD TECHNOLOGIES, INC.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(In thousands)

unaudited

	Three Months Ended			Nine Months Ended
	September 30, 2005	June 30, 2005	September 30, 2004 (1)	September 30, 2005	September 30, 2004 (1)
GAAP net loss	$(1,024)	$(1,979)	$(1,549)	$(6,921)	$(4,823)
Adjustments to reconcile GAAP net loss to non-GAAP net loss:
Stock-based compensation	748	967	—	1,715	18
Amortization of other intangible assets	243	243	243	730	730
Restructuring charges	—	—	400	—	400

Non-GAAP net loss	$(33)	$(769)	$(906)	$(4,476)	$(3,675)

Non-GAAP basic and diluted net loss per share	$(0.00)	$(0.02)	$(0.03)	$(0.13)	$(0.11)

Shares used in computation of non-GAAP basic and diluted net loss per share	33,986	33,792	33,575	33,836	33,430

(1)	Operating results for the three months and nine months ended September 30, 2004 have been restated to correct certain accounting errors as described in our 2004 annual report on Form 10-K.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented on a GAAP basis, WatchGuard uses a non-GAAP measure of net loss (including on a per share basis), which is adjusted to exclude certain costs and expenses. WatchGuard believes this non-GAAP measure is useful to enhance an overall understanding of our past financial performance and also our prospects for the future. This adjustment to our GAAP net loss is presented with the intent of providing both management and investors a more complete understanding of WatchGuard’s underlying operational results and trends and our marketplace performance. For example, this non-GAAP measure is an indication of our baseline performance before other charges that are considered by management to be nonrecurring and otherwise outside of our core operating results. This adjusted non-GAAP measure is among the primary indicators management uses as a basis for planning and forecasting of future periods. Non-GAAP results exclude the following items.

Stock Based Compensation. Non-GAAP net loss excludes non-cash stock-based compensation expenses resulting from the variable accounting treatment of certain stock options issued to employees and directors, restricted stock issued to directors and officers, stock options granted to consultants and certain restricted common stock and common stock subject to repurchase issued in connection with the RapidStream, Inc. acquisition. These stock-based compensation expenses have no current effect on cash or the future uses of cash and substantially all result from non-recurring events. Substantially all of WatchGuard’s stock-based compensation expenses fluctuate with changes in WatchGuard’s stock price. For this reason, changes in stock price could mask variation and trends in WatchGuard’s GAAP net loss that may otherwise be important to an understanding the Company’s operating results. For these reasons, management believes that exclusion of stock based compensation expense may be important to an understanding of WatchGuard’s ongoing operational performance.

Amortization of other intangible assets obtained in WatchGuard’s acquisition of RapidStream, Inc. in April 2002. Non-GAAP net loss also excludes amortization of other intangible assets arising from WatchGuard’s acquisition of RapidStream. These non-cash charges represent a non-cash expense that has no effect on current or future period cash flows or operations of the Company. The amortization expense results from WatchGuard’s acquisition of RapidStream, Inc. in April 2002, a non-recurring event outside of the course of WatchGuard’s normal business operations. Due to the nonrecurring nature of this event, management believes that exclusion of the related amortization charges may be important to an understanding of WatchGuard’s ongoing operational performance.

Restructuring charges associated with restructuring plans initiated in 2001 and 2002. Finally, non-GAAP net loss excludes restructuring charges resulting from our restructuring plans initiated in 2001 and 2002. Again, these charges represent a non-recurring, non-cash expense that has no effect on current or future period cash flows or operations. These restructuring charges resulted from the Company’s restructuring plan initiated in 2001, in an effort to streamline operations and reduce operating costs, and an unrelated restructuring in 2002, to eliminate redundancies and excess headcount resulting from the acquisition of RapidStream. Due to the nonrecurring nature of these events, management believes that exclusion of the related restructuring charges may be important to an understanding of WatchGuard’s ongoing operational performance.

Management believes that presentation of non-GAAP net loss provides an additional tool for investors to evaluate ongoing operating results and trends. The presentation of this additional information is not meant to be considered in isolation or as a substitute for operating results prepared in accordance with generally accepted accounting principles in the United States. Investors are encouraged to review the reconciliation of this non-GAAP financial measure to the GAAP net loss, as presented herein.

WATCHGUARD TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,724	$4,660
Short-term available-for-sale investments	64,414	72,189
Trade accounts receivable, net	5,615	7,305
Inventories, net	3,927	3,145
Prepaid expenses and other current assets	2,728	2,780

Total current assets	88,408	90,079
Property and equipment, net	5,453	6,303
Restricted cash	3,000	3,000
Goodwill	66,605	66,605
Other intangibles, net and other assets	1,954	2,494

Total assets	$165,420	$168,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,538	$3,214
Accrued expenses and other liabilities	8,810	7,581
Short-term accrued restructuring costs	1,170	1,289
Short-term deferred revenues	17,925	17,402

Total current liabilities	30,443	29,486
Long-term deferred rent	1,348	1,447
Long-term accrued restructuring costs	3,012	3,599
Long-term deferred revenues	2,143	1,818

Total liabilities	36,946	36,350

Total stockholders’ equity	128,474	132,131

Total liabilities and stockholders’ equity	$165,420	$168,481

WATCHGUARD TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

unaudited

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004 (1)	September 30, 2005	September 30, 2004 (1)
Operating activities:
Net loss	$(1,024)	$(1,549)	$(6,921)	$(4,823)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Noncash expenses:
Depreciation and amortization of property and equipment	642	628	1,945	2,104
Amortization of other intangible assets	243	243	730	730
Stock-based compensation	748	—	1,715	18
Changes in operating assets and liabilities:
Trade accounts receivable, net	739	(354)	1,690	(1,452)
Inventories, net	979	1,361	(782)	(111)
Prepaid expenses and other current assets	(64)	432	52	635
Other assets	(15)	—	(190)	100
Accounts payable	114	(1,202)	(676)	(668)
Accrued expenses, other liabilities and deferred rent	—	481	1,130	(206)
Accrued restructuring costs	(222)	(121)	(706)	(1,137)
Deferred revenues	732	(231)	848	1,953

Net cash provided by (used in) operating activities	2,872	(312)	(1,165)	(2,857)

Investing activities:
Purchases of property and equipment, net	(682)	(602)	(1,095)	(1,401)
Proceeds from maturities of marketable securities	11,920	5,430	53,492	33,030
Purchases of marketable securities	(12,941)	(6,310)	(45,776)	(32,272)

Net cash provided by (used in) investing activities	(1,703)	(1,482)	6,621	(643)

Financing activities:
Proceeds from stock option exercises and issuances of common stock under the employee stock purchase plan	1,252	485	1,608	2,576

Net cash provided by financing activities	1,252	485	1,608	2,576

Net increase (decrease) in cash and cash equivalents	2,421	(1,309)	7,064	(924)
Cash and cash equivalents at beginning of period	9,303	4,284	4,660	3,899

Cash and cash equivalents at end of period	$11,724	$2,975	$11,724	$2,975

(1)	Operating results for the three months and nine months ended September 30, 2004 have been restated to correct certain accounting errors as described in our 2004 annual report on Form 10-K.